Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/novartisnews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis delivered strong growth in priority brands and launches in Q1; FY 2026 guidance reaffirmed

Ad hoc announcement pursuant to Art. 53 LR

First quarter

•	Net sales declined -5% (cc1, -1% USD), as growth drivers were more than offset by US generic erosion
o	Continued strong performance from priority brands including Kisqali (+55% cc), Pluvicto (+70% cc), Kesimpta (+26% cc), Scemblix (+79% cc) and Leqvio (+69% cc)
•	Core operating income[1] down -14% (cc, -12% USD), due to lower net sales and higher R&D investment
o	Core operating income margin[1] was 37.3%
•	Operating income declined -11% (cc, -9% USD); net income down -13% (cc, -13% USD)
•	Core EPS[1] declined -15% (cc, -13% USD) to USD 1.99
•	Free cash flow[1] was USD 3.3 billion, broadly in line with the prior-year quarter
•	Q1 selected innovation milestones:
o	Remibrutinib positive CHMP opinion for CSU, positive Phase III readout in CIndU and Phase II data in food allergy
o	Ianalumab FDA Breakthrough Therapy designation and priority review in SjD
o	Cosentyx FDA approval for pediatric HS patients, regulatory submissions for PMR
o	Fabhalta positive Phase III eGFR results in IgAN, FDA priority review for traditional approval
o	Completed acquisition of Avidity, adding three late-stage medicines addressing neuromuscular disease
•	Full year 2026 guidance[2] reaffirmed
o	Net sales expected to grow low single-digit and core operating income expected to decline low single-digit

Basel, April 28, 2026 – Commenting on Q1 2026 results, Vas Narasimhan, CEO of Novartis, said:

“Novartis delivered a strong start to 2026 across our priority brands and launches, while US generic erosion weighed on results in Q1 as expected. We continued to advance our pipeline, with compelling Phase III results for remibrutinib in chronic inducible urticaria and Phase II data in food allergy, reinforcing the medicine’s pipeline-in-a-pill potential. We also completed the acquisition of Avidity and announced early-stage deals to support our breast cancer and allergic disease franchises. With the momentum we are seeing across the business, we remain on track to deliver our full year guidance and look forward to multiple readouts in the second half that could raise our mid- to long-term growth outlook.”

Key figures
	Q1 2026	Q1 2025	% change
	USD m3	USD m3	USD	cc
Net sales	13 113	13 233	-1	-5
Operating income	4 235	4 663	-9	-11
Net income	3 156	3 609	-13	-13
EPS (USD)	1.65	1.83	-10	-11
Free cash flow	3 330	3 391	-2
Core operating income	4 897	5 575	-12	-14
Core net income	3 794	4 482	-15	-17
Core EPS (USD)	1.99	2.28	-13	-15

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 32 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. Please see detailed guidance assumptions on page 6. 3. USD millions unless indicated otherwise.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.	Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

First quarter

Net sales were USD 13.1 billion (-1%, -5% cc), with volume contributing 13 percentage points to growth, more than offset by 14 percentage points of generic competition. Pricing had a negative impact of 4 percentage points, including net 1 percentage point from revenue deduction adjustments in the US, and currency had a positive impact of 4 percentage points.

Operating income was USD 4.2 billion (-9%, -11% cc), declining due to lower net sales and higher R&D investments, partly offset by higher divestment gains.

Net income was USD 3.2 billion (-13%, -13% cc), mainly due to lower operating income. EPS was USD 1.65 (-10%, -11% cc), due to lower net income, partly offset by the benefit of the lower weighted average number of shares outstanding.

Core operating income was USD 4.9 billion (-12%, -14% cc), declining due to lower net sales and higher R&D investments. Core operating income margin was 37.3% of net sales, decreasing 4.8 percentage points (4.1 percentage points in cc).

Core net income was USD 3.8 billion (-15%, -17% cc), mainly due to lower core operating income. Core EPS was USD 1.99 (-13%, -15% cc), due to lower core net income, partly offset by the benefit of the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 3.3 billion, broadly in line with the prior-year quarter.

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Q1 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q1 growth) including:

Kisqali	(USD 1 516 million, +55% cc) sales grew strongly across all regions, with continued momentum in the early breast cancer indication as well as leadership in metastatic breast cancer.
Pluvicto	(USD 642 million, +70% cc) sales showed continued strong demand in the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) setting in the US, as well as access expansion ex-US.
Kesimpta	(USD 1 164 million, +26% cc) sales grew across all regions, driven by increased demand and strong access.
Leqvio	(USD 452 million, +69% cc) accelerated growth ex-US, driven by strong uptake in China following NRDL-listing.
Scemblix	(USD 433 million, +79% cc) sales grew across all regions, with continued strong momentum from the early-line indication in the US, Japan and Germany.
Fabhalta	(USD 169 million, +103% cc) sales more than doubled in Q1, reflecting continued expansion in PNH and renal indications.
Rhapsido	(USD 37 million) continued to show strong early uptake in the US, supported by a free drug program to facilitate patient access and increasing coverage.
Cosentyx	(USD 1 566 million, -2% cc) sales were broadly stable. US sales declined, as demand growth was offset by positive revenue deduction adjustments in the prior-year quarter. Ex-US, sales continued to grow. Underlying sales growth globally was +2% cc.
Zolgensma Group	(USD 302 million, -12% cc) sales declined, reflecting a lower incidence of SMA, despite continued strong share in the incident population, as well as treatment phasing.

Net sales of the top 20 brands in the first quarter

	Q1 2026	% change
	USD m	USD	cc
Cosentyx - excluding revenue deduction adjustments*	1 566	2 5	-2 2
Kisqali	1 516	59	55
Entresto	1 305	-42	-46
Kesimpta	1 164	29	26
Pluvicto	642	73	70
Jakavi	557	13	5
Tafinlar + Mekinist	493	-11	-14
Ilaris	475	13	10
Leqvio	452	76	69
Scemblix	433	82	79
Xolair	388	-15	-20
Zolgensma Group	302	-8	-12

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Sandostatin Group	287	-9	-12
Lutathera	211	9	7
Exforge Group	203	13	7
Promacta/Revolade	184	-66	-68
Fabhalta	169	109	103
Tasigna	155	-59	-61
Diovan Group	150	0	-4
Myfortic	111	12	9
Top 20 brands total	10 763	1	-3

*Q1 sales growth impacted by US revenue deduction adjustments in the current and prior year.

R&D update – key developments from the first quarter

New approvals

Cosentyx (secukinumab)	FDA approved Cosentyx for the treatment of moderate to severe hidradenitis suppurativa (HS) in pediatric patients aged 12 years and older, making it the only IL-17A inhibitor approved for this population.

Regulatory updates

Rhapsido (remibrutinib)	EMA’s CHMP adopted a positive opinion recommending marketing authorization for remibrutinib as an oral treatment for chronic spontaneous urticaria (CSU) in adults with an inadequate response to H1-antihistamine therapy.
Ianalumab (VAY736)

FDA granted Breakthrough Therapy designation and priority review to ianalumab for the treatment of Sjögren’s disease, following the first global Phase III trials to demonstrate a statistically significant reduction in disease activity.

Regulatory submissions were completed for ianalumab in the US, Europe, China and Japan.

Cosentyx (secukinumab)	Regulatory submissions were completed for Cosentyx in polymyalgia rheumatica (PMR) in the US, Europe and Japan.
Pluvicto (lutetium Lu177 vipivotide tetraxetan)

Novartis withdrew its EMA type II variation application for Pluvicto to treat adult patients with PSMA+ mCRPC pre-chemotherapy, following CHMP feedback that they would not support the application. The withdrawal is not related to the quality, efficacy or safety of Pluvicto and does not impact ongoing clinical trials, approved indications or pending regulatory submissions inside or outside the EU.

Importantly, the PSMAfore study, which supported the application, was the basis for the successful approval of Pluvicto in the pre-chemotherapy setting in the US, Japan and China. Pluvicto’s value in this population is also reflected in evidence-based recommendations from leading professional guidelines, including ESMO, EAU, ASCO and NCCN Guidelines.

Results from ongoing trials and other highlights

Remibrutinib

Positive topline results from the pivotal Phase III RemIND trial showed oral remibrutinib met its primary endpoint in chronic inducible urticaria (CIndU), achieving statistically significant and clinically meaningful complete response rates versus placebo at Week 12 across the three most prevalent CIndU types: symptomatic

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dermographism, cold urticaria and cholinergic urticaria. Remibrutinib was well tolerated and demonstrated a favorable safety profile, with no liver safety concerns reported. Based on these results, an sNDA for the treatment of symptomatic dermographism has been submitted to the FDA. Full data will be presented at an upcoming medical congress and submitted to health authorities globally.

In a Phase II study in adults with IgE-mediated peanut allergy, remibrutinib demonstrated superior efficacy versus placebo, with dose-dependent effects and a rapid onset of action, and was well tolerated. Data were presented at the AAAAI Annual Meeting. A Phase III program in food allergy is on track to start in H2 2026.

Fabhalta (iptacopan)	In the Phase III APPLAUSE-IgAN study, final two-year results published in The New England Journal of Medicine showed that Fabhalta slowed kidney function decline by 49.3% versus placebo and reduced the risk of composite kidney failure events in adult patients with IgA nephropathy (IgAN). The safety profile was consistent with previous findings. Fabhalta was granted priority review by FDA for traditional approval.
Vanrafia (atrasentan)	Final results from the Phase III ALIGN study showed a slowing in kidney function decline in IgAN patients treated with Vanrafia, with a positive difference in eGFR change from baseline vs. placebo at Week 136 (4 weeks after the end of study treatment, p = 0.057) and at Week 132 (at the end of treatment, nominal p = 0.039). Safety was consistent with previous findings. Novartis plans to submit these data for traditional approval in H1 2026.
Pluvicto (lutetium Lu177 vipivotide tetraxetan)	Real-world analyses from the Novartis PRECISION platform showed that Pluvicto achieved a median progression-free survival (PFS) of 13.5 months in men with PSMA+ mCRPC who were taxane-naïve and had received at least one androgen receptor pathway inhibitor (ARPI). Longer median PFS was observed when Pluvicto was initiated after one prior ARPI compared with use after multiple ARPIs. Data were presented at the ASCO-GU Symposium.
Cosentyx (secukinumab)	In a matched adjusted indirect comparison analysis of efficacy and safety from Phase III trials in HS, including SUNSHINE and SUNRISE, Cosentyx showed greater flare prevention and a lower risk of Candida infections compared with bimekizumab through Week 48, while maintaining similar HiSCR50 responses. Data were presented at AAD.
Del-zota	One-year data from the Phase I/II EXPLORE44 and EXPLORE44-OLE studies evaluating del-zota in individuals with Duchenne muscular dystrophy amenable to exon 44 skipping (DMD44) showed sustained reductions in serum creatine kinase levels, significant increases in dystrophin, and improvements in multiple functional measures. Safety profile observed to date is consistent with earlier findings. Data were presented at MDA.
Del-desiran	Final results from the Phase I/II MARINA study of del-desiran in adults with myotonic dystrophy type 1 (DM1), published in The New England Journal of Medicine, showed effective delivery to muscle and a reduction in DMPK mRNA, and improvements across multiple functional measures. Safety profile observed to date is consistent with earlier findings. Del-desiran is currently being evaluated in the Phase III HARBOR study in DM1, with readout anticipated in H2 2026.
Selected transactions

Novartis successfully completed the acquisition of Avidity Biosciences, strengthening its late-stage neuroscience pipeline and advancing its xRNA strategy.

Novartis entered into an agreement with Synnovation Therapeutics to acquire SNV4818, a pan-mutant selective PI3Kα inhibitor currently in Phase I/II for patients with HR+/HER2- breast cancer and other advanced solid tumors. The program aligns

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with Novartis’ strategy in breast cancer, and fits naturally alongside CDK inhibitors as well as endocrine (hormonal) therapies as part of a potential combination regimen. The transaction is expected to close in H1 2026, subject to customary closing conditions.

Novartis entered into an agreement to acquire Excellergy, including Exl-111, a half-life extended, high-affinity anti-IgE antibody in Phase I, with a differentiated mechanism designed to dissociate receptor-bound IgE and drive faster and deeper FcεRIα downregulation. This acquisition builds on deep Novartis expertise in IgE biology and allergic disease, with the potential to offer earlier symptom relief, stronger disease control and more convenient dosing. The transaction is expected to close in H2 2026, subject to customary closing conditions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

In Q1 2026, Novartis repurchased a total of 10.4 million shares for USD 1.6 billion on the SIX Swiss Exchange second trading line under the up-to USD 10 billion share buyback announced in July 2025 (with up to USD 6.1 billion still to be executed). In addition, 2.0 million shares (equity value of USD 0.3 billion) were repurchased from employees. In the same period, 12.3 million shares (equity value of USD 0.3 billion) were delivered to employees related to equity-based compensation plans. Novartis aims to offset the 2026 dilution related to equity-based compensation plans of employees over the remainder of the year, in addition to the share repurchases under the up-to USD 10 billion share buyback. Consequently, the total number of shares outstanding decreased by 0.1 million versus December 31, 2025. These treasury share transactions resulted in an equity decrease of USD 1.6 billion and a cash outflow of USD 1.9 billion.

Net debt increased to USD 38.1 billion at March 31, 2026, compared to USD 21.9 billion at December 31, 2025. The increase was mainly due to the free cash flow of USD 3.3 billion being more than offset by the net cash outflow for M&A and intangible asset transactions of USD 12.5 billion, the USD 6.2 billion annual net dividend payment in March (which is the gross dividend of USD 9.1 billion reduced by the USD 2.9 billion Swiss withholding tax paid in April 2026, according to its due date), and cash outflows for treasury share transactions of USD 1.9 billion.

As of Q1 2026, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2026 outlook

Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow low single-digit
Core operating income	Expected to decline low single-digit

Foreign exchange impact

If late-April exchange rates prevail for the remainder of 2026, the foreign exchange impact for the year would be positive 2 percentage points on net sales and positive 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1

	Q1 2026	Q1 2025	% change
	USD m2	USD m2	USD	cc
Net sales	13 113	13 233	-1	-5
Operating income	4 235	4 663	-9	-11
As a % of sales	32.3	35.2
Net income	3 156	3 609	-13	-13
EPS (USD)	1.65	1.83	-10	-11
Net cash flows from operating activities	3 676	3 645	1
Non-IFRS measures
Free cash flow	3 330	3 391	-2
Core operating income	4 897	5 575	-12	-14
As a % of sales	37.3	42.1
Core net income	3 794	4 482	-15	-17
Core EPS (USD)	1.99	2.28	-13	-15

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 32 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. USD millions unless indicated otherwise.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:

https://ml-eu.globenewswire.com/resource/download/7a686324-051d-4316-adeb-1161ff818fc8/

Disclaimer

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanded,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “look forward,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war

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in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates

July 21, 2026	Second quarter & half year 2026 results
October 27, 2026	Third quarter & nine months 2026 results
November 18-19, 2026	Meet Novartis Management 2026 (London, UK)

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

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